UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2026

Commission File Number: 001-42154

ESHALLGO INC

No. 37, Haiyi Villa, Lane 97, Songlin Road

Pudong New District

Shanghai, China 200120

+86 400 100 7299

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒      Form 40-F ☐

Entry into a Material Definitive Agreement.

Security Promissory Note and Pledge Agreement

On February 20, 2026, Eshallgo Inc (the “Company”) issued a Secured Promissory Note (the “Note”) to a lender (the “Lender”) in the principal amount of $880,000 (the “Principal Amount”) for a purchase price of $800,000. The Principal Amount includes an original issuance discount of $80,000.

The Note bears interest at a fixed rate of 8% per annum matures in full on October 20, 2026 (the “Maturity Date”). The Company may not voluntarily prepay any portion of the outstanding balance before the Maturity Date without the prior written consent of the Lender. Furthermore, the Note is subject to mandatory prepayments if the Company receives cash proceeds from any debt or equity financing, in which case the Lender may require the Company to apply up to 100% of such proceeds toward the repayment of the Note.

In connection with the Note, on February 20, 2026, Zhidan Mao, the Company’s Chairman and Qiwei Miao, the Company’s Chief Executive Officer and director (collectively, the “Pledgors” and each, a “Pledgor”), entered into a pledge agreement (the “Pledge Agreement”) with the Lender. Pursuant to the Pledge Agreement, each Pledgors pledged to the Lender 100% of the Class B Ordinary Shares of the Company held by such Pledgor (collectively, the “Pledged Shares”). The Pledge Agreement secures all of the Company’s obligations under the Note and grants the Lender a continuing, first-priority security interest in the Pledged Shares, including all associated substitutions, replacements, proceeds, and distributions, as well as all rights relating thereto. Upon the occurrence and continuance of certain events of default under the Note, the Lender is entitled to exercise customary secured party remedies with respect to the Pledged Shares, subject to applicable notice and cure provisions.

The Note contains customary representations and warranties, affirmative and restrictive covenants, and events of default. Upon the occurrence of certain events of default under the Note, the interest rate on the outstanding balance automatically increases to 18%, subject to applicable notice and cure provisions.

The Company used the proceeds from the Note to repay a portion of the outstanding balance of certain convertible debentures previously issued by the Company to YA II PN, LTD.

The descriptions of the Note Purchase Agreement, the Note and the Pledge Agreement do not purport to be complete and are qualified in their entirety by the full text of the Note and the Pledge Agreement, forms of which are filed herewith as Exhibits 10.1 and 10.2, respectively, and which are incorporated herein by reference.

EXHIBIT INDEX

Exhibit No.	Description
10.1	Form of Promissory Note
10.2	Form of Pledge Agreement

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ESHALLGO INC

Date: March 12, 2026	By:	/s/ Qiwei Miao
	Name:	Qiwei Miao
	Title:	Chief Executive Officer

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